TRUMEASURE

Improving women’s health & well-being



trumeasure.ai San Francisco, CA

Highlights

1. Assembled a world-class team with expertise in retail, IoT, and AI
2. Secured manufacturing partner
3. $28.5B market size, CAGR of 5.8%

Featured Investor



Ryan Graciano Follow Invested $50,000 ⓘ



Syndicate Lead

Co-founder, CTO & CPO @ Credit Karma

"As co-founder, CTO, and now CPO at Credit Karma, I am a believer in the potential for AI to transform industries through novel approaches. It can be difficult, though, for founders to align on a problem big enough and discrete enough to be worth solving. I like companies that solve problems that are easily explained by a few words. The brilliance in TruMeasure is that it found a simple but plainly evident problem - traditional bras don't fit! They are difficult to size, limited by an antiquated system that is overdue for disruption. Since our initial discussions, I've been amazed by the momentum that Karen and Malcolm have created. They've assembled an impressive team of industry experts who've gone deep in figuring out exactly how recent advancements in AI can be applied to revolutionize bra manufacturing. This ability to assemble a team is what brought me across the line to join as an investor, because TruMeasure has proven it can recruit industry experts who will bring their vision into focus. Further, I've been impressed by their tenacity in forging strategic partnerships, which will be key in manufacturing and distribution. They've demonstrated to me that they have the tenacity to bring this product to market, and I'm eager to see it take shape."

Our Team



Karen Goodwin Founder



Malcolm Goodwin Co-Founder



Tracy Benson Chief Branding Officer



Pitch


TRUMEASURE
The perfect size is your size
DR. KAREN GOODWIN, DO | FOUNDER


WHY
Karen Goodwin, DO + TruMeasure Founder
"As a breast surgeon, I see so many women struggling to find a bra to fit their body. They are suffering in uncomfortable and ill-fitting bras. This reality is contributing in very real health consequences. It became clear, the current ways of fitting a woman into her bra were not meeting the needs of most, if not, all women, impacting their well being.
At TruMeasure, we understand and appreciate the complexity of women's bodies. Through innovation we are transcending the old cup + band fit model that does not serve women well and bring bra fitting into the future. Our technology allows us to make custom fit bras possible and a bra just for you, which supports improving women's health & well being, this is our purpose."


E PROBLEM
THE BRA INDUSTRY HAS NOT CHANGED IN 100 YEARS

TH

Current bra cup + band sizing methods were developed in the 1930's

Industry unable to meet consumer demand for individualism

A bra sits in unsold goods for an average of 6 months[3]

68% of women are uncomfortable in their bra[1]

80% of women are wearing the wrong size bra[2]

92 million tons of textile waste[4]

Sources:
1. Tommy John Study
2. Debenhams Study
3. National Research Foundation
4. World Economic Forum

TRUMEASURE

THE OPPORTUNITY

TRUMEASURE: LEVERAGING INNOVATION TO SERVE CUSTOMERS

$28.5B
Global Market Size (2021)[1]

5.8%
Annual Growth Rate[1]

A lack of innovation in bra fitting and bra design has left a gap in the industry that our solution solves for

Market Validation

ThirdLove continues to expand their bras size offerings, in addition to their ½ cup size innovation, in response to overwhelming demand for more inclusive bra sizing. Their waitlist, at one point grew to 1.3 million customers, all waiting for bras in their size as current offerings didn't meet their needs.[2]



MEASURE

Sources: 1. Organization for Economic Cooperation and Development | oecd.org 2. businesswire.com and elle.com

OPPORTUNITY WITH PURPOSE



TRUMEASURE'S INVESTMENT IN GIVING VOICE TO WOMEN'S EXPERIENCE HAS TRUE VALUE

"

90%
of investors underestimate the demand for the $1 trillion femtech industry

Women make up half of the global population, which means the target market for products focusing on their health is massive

A $300 million investment into improving female health could generate around $13 billion, according to Women's Health Access Matters

"

Source:
Sarah Chen-Spellings, Venture Capital & Women in Leadership | Co-Founder & Investor, Beyond The Billion - LinkedIn Post

TRUMEASURE

ANDSCAPE

TRUMEASURE OFFERS WOMEN A WAY TO THE FUTURE OF BRA FITTING

most current bra brands, i.e.:

LA PERLA BALI

TRUMEASURE

COMPETITIVE L

THIRDLOVE	TRUMEASURE
standard tape measure	digital sensors | biometric scanning | AI enabled customization
in-store environment	comfort of customer's home
1930s cup + band methodology 2 measurements: under bust & full bust	custom designed for perfect fit 20+ measurements: including symmetry, breast volume, body physique, etc.
standardized grade sizing models mostly based on 34B	custom fit bras for individual based on each customer's personal data
long vessel lead times factories → distribution centers → stores	local manufacturing, direct to consumer
mass produced by manufacturing lines	on-demand automated manufacturing in the USA
12-18 month design to consumer cycle	7-14 day design to consumer cycle



TRUMEASURE

OUR SOLUTION

TRUMEASURE EMERGES AS A REVOLUTIONARY CUSTOM BRA TECHNOLOGY PLATFORM



INNOVATIVE
Harnessing the power of mobile devices, generative AI, and biometric data to design a custom fit bra

CUSTOM
Our "Digital AI Bra Fitter" uses individual measurements and customer preferences to craft a perfect fitting bra

CONVENIENT
Our platform allows women to fit and shop for her bra from home

MULTI-DISCIPLINARY
Brings together solutions and intelligence from medicine, sensor technology, digital measurement, artificial intellegence, automated manufacturing, etc. to create a first to market soution

REVOLUTIONARY
We redefine the bra shopping experience, providing women with a personalized and technologically advances solution

CUTTING EDGE + LOCAL
We develop a locally finished product through on-demand sewing robotics manufacturing

FAST
Our optimized design-to-consumer process can deliver a custom fit bra within an unprecedented 7 to 14-day timeframe

TRUMEASURE

BUSINESS MODEL

TRUMEASURE'S BUSINESS MODEL: A BRA FIT REVELATION

To accurately account for a women's unique sizing, Trumeasure will create custom bra's based on a woman's:

Body Size
- TruMeasure: has the opportunity to truly address fit challenges across women of all sizes. Contrary to myth, larger busted/larger size women are NOT the only ones who struggle with their bra fit.
- Most women are not born symmetrical and this continues to evolve as she ages based on fitness level, work requirements like time at a desk and computer usage, and general genetics.
- Traditional cup & band measurements are limited in what they can tell you about a womans size and the best bra frame to fit her . . . . THEY DON'T COME CLOSE TO TELLING THE WHOLE STORY.

Breast Shape
- Bra companies today are unable take into consideration womens' breast shape, a significant oversight when trying to identify the best fitting and appropriately supporting bra.
- Our technology will identify breast shape: tear drop, full round, bell shaped, relaxed, side set, low profile. We will use this vital data point to help build bra schematics that are more appropriate for womens' unique breasts.

Bra Silhouette
- Our patented fit technology coupled with our patented AI will account for fit and function details traditional cup and band sizes doesn't
- It will include intelligence around bra frame fits that are best for body sizes/types and breast shape
- Our solution is revolutionary innovation for the bra market that relies on the nearly 100 year cup + band measurement industry standard

TRUMEASURE

TRUMEASURE INTELLECTUAL PROPERTY

TruMeasure Custom Bra Technology Platform

Digital AI Bra Fitter


captures dynamic properties
friction
pressure
movement
density
weight
additional kinematics
1 TruMeasure Wearable Sensor Technology
| hardware & software |
low cost user friendly
captures static properties
surface area
shape
measurements
volume
+ more
2 Licensed Body Scanning Technology
leverages key partnership
3 TruMeasure Integrated Biometric 3D Bra Model
| software |
4 TruMeasure Generative AI Customization Tool
virtual twin manufacturing schematic & specification
customized bra blueprint
customization tool capturing customer intelligence informing design with personal preferences
5 TruMeasure Sewing Robotics Collaborative Technology
| manufacturing |
- sewing innovation
- short turn-around
- micro factories
- lower capital investment
- sustainable selection of textiles
- manufacturing specification
- design to manufacture in minutes
6 Delivering a Custom Fit Bra
delivery direct to customer
7-14 day design to delivery cycle
TRUMEASURE


BUSINESS MODEL & PARTNERS
TRUMEASURE'S CURRENT AND FUTURE REVENUE STREAMS
custom bra manufacturing D2C
OPEN
marketplace with curated retail designer collaborations
fit technology licensing
manufacturing technology licensing
retail media
KEY PARTNERSHIPS THAT WILL GET US THERE
aws startups
netvirta
TRUMEASURE


MILESTONES
TRUMEASURE'S TWO-YEAR CYCLE MILESTONES
MVP
PRODUCT LAUNCH
1 2 6 MONTHS 3 4 5 12 MONTHS 6 18 MONTHS HYPERGROWTH 24 MONTHS
ANGEL
SERIES SEED
SERIES A
TruMeasure Custom Bra Technology Platform
TRUMEASURE

Forward-looking statements are not guaranteed.


OUR TEAM
TRUMEASURE IS POWERED BY EXPERIENCE AND EXPERTISE
CORE TEAM
KEY ADVISOR



Karen Goodwin, DO
Founder

Malcolm Goodwin
Co-Founder

Debbie Hofmann
Chief Growth & Strategy Officer
Former SVP, VS&Co & Mast Global

Donald Stewart
Technical Service & Manufacturing Advisor
Retired SVP, Victoria's Secret

Karl A. Simmons
Head of Product Development

Ralph Beaudouin
Sensor Design

David Starling
Head of Firmware Development

Trice Johnson
Data, AI & Innovation Expert
Chief Innovation Officer, First Genesis

ADVISORS

INDUSTRY SME
Tom Keiser
Former EVP. Global Product Operations & CIO of Gap Inc.
Retail & Ecomm Technology

MARKETING SME
Larry Harris
CEO, Alpha Precision Media

GOVERNANCE
Jeremiah Gordon
General Counsel, CapitalG
Joyce Johnson-Miller
Chairman, Pacific Gate Capital Management

DIGITAL STRATEGY
Ryan Graciano
CTO & Co-Founder, Credit Karma

BRANDING & MARKETING
SaraJane Seideman
Branding & Marketing Consultant, Art Direction

TRUMEASURE

MVP OVERVIEW

PHASE ONE | TRUMEASURE MVP | HIGH-LEVEL OVERVIEW



SCANNING & SENSOR DESIGN (IN PROGRESS)
- Identify physical measurement data to be collected
- Evaluate digital scanning technologies that meet data collection requirement (program & test)
- Assess additional data requirements (sensors, etc.) to adjust fit compatabilty
- Supplement digital scanning with sensor as required

"MANUAL" BRA FITTING TO BUILD A MANUFACTURING SPEC (IN PROGRESS)
- Leverage our team of bra experts to gain insights for creating custom-fitting bras
- Create detailed bra specifications by integrating digitally acquired physical measurements
- Develop comprehensive manufacturing blueprints for test subjects (iterative process)

PRODUCE A CUSTOM FITTING BRA
- Identify manufacturing partner & requirements for custom made bras (COMPLETE)
- Test the production process of custom made bras to obtain customer insights (iterative process)
- Test a wide range of size models to validate the ability to build custom bra manufacturing specs

ITERATIVE DESIGN PROCESS

TRUMEASURE

MVP OVERVIEW

PHASE ONE | MVP PROGRESS | DIGITAL MEASURING & TEST MODELS

TRUMEASURE TEST MODEL BIOMETRIC BODY SCAN




Current Bra
Market Sizing Fit
TruMeasure Digital
Measuring Fit

Cup & band measurements were 38DD, current industry frame recommendation would be a full coverage bra

1. Bra cup overwhelms her frame
2. Breasts do not fill out cups
3. Cups cut into her underarm area
4. **Model would not buy this bra**

TruMeasure's innovative measuring technology and AI would have

1. Assessed her tear drop shaped breast and that a smaller shaped frame was more appropriate
2. Have known to reduce the model's measurements to account for her breast shape & small body frame
3. Taken into consideration the model's preferences to refine the customized bra produced

TRUMEASURE

OVERVIEW

PHASE ONE | MVP PROGRESS | DIGITAL MEASUREMENT PROOF OF CONCEPT

MVP

These measurements were obtained from a body scan completed in a test subject's home environment using our proprietary technology. During our MVP work, TruMeasure has been able to virtually match critical physical measurements. This milestone proves our ability to produce precise and complex measurements necessary to produce custom fit, custom made bras.

	Description	Physical Measure	Digital Measure	Variance
1	Strap Left	15"	15"	All measurements within a 5% tolerance
2	Top Wing Left	6"	6.1"	
3	Bottom Wing Left	11"	10.95"	
4	Band	32"	31.8"	
5	High Pt Shoulder to Bust Left	9.95"	9.8"	
6	Neckline Left	6.75"	6.625"	
7	Full Bust	34.7"	36.4"	



1
2
3
4
5
6
7

TRUMEASURE

OUR ASK

$1M ANGEL ROUND TO SUPPORT OUR PATH TO MINIMUM VIABLE PRODUCT (MVP)



70%
13%
10%
5%
3%

- R&D | 70%
- Human Capital | 13%
- Legal | 10%
- Marketing | 5%
- Misc. | 3%

OUR PRIMARY FOCUS IS R&D

- Sensor Design & Prototype
- Data Acquisition Module
- 3D Bra Specification

OUR SECONDARY FOCUS IS INTELLIGENT GROWTH AND MESSAGING

- Human Capital
  - Travel
  - Executive Salaries
- Legal
  - Corporate Structure
  - Provisional Patent Filing
- Marketing
  - Brand Redesign
  - Logo Development
  - Website
- Misc.

TRUMEASURE

APPENDIX

TRUMEASURE

OVERVIEW

PHASE ONE | MVP PROGRESS | ADDITIONAL TEST MODELS

CURRENT BRA MARKET SIZING FIT

MVP C





Cup & band measurements were 38DD, current industry frame recommendation would be a full coverage bra



1. Band too small - not sitting flat between breasts
2. Band too small - cutting in to body, pulling at hook & eye
3. Bra cup too small - cutting into breast

1. Bra cup overwhelms her frame
2. Breasts do not fill out cups
3. Cups cut into her underarm area

1. Band too small - pulling at hook & eye
2. Underutilized cup capacity
3. Small gapping in cup & strap

HOW IT WORKS

PIONEEERING RADICAL APPROACHES FOR ECOMMERCE AND MANUFACTURING

Ecommerce

- Our innovation allows for a successful D2C bra buying experience
- Design-to-Consumer in Hours instead of Traditional Weeks of Bra Manufacturing
- Utilizing the data in the tech pack to choose the appropriate sustainable yet supportive materials and textiles to create the perfect fit bra per woman

Manufacturing

- Lower capital investment
- Smaller inventories allowing for greater flexibility and agility
- Shorter-turnaround cycles that can reduce demand uncertainty
- Contributes to a more sustainable small-batch production cycle
- Sustainable on-demand bras radically transforming the industry
- Next Generation Bra Manufacturing Automation for perfect fit and on-demand time to delivery
- Sewing Innovation Technology in our Bra Sewbot Speedfactories

HOW IT WORKS

A PARTNERSHIP BETWEEN HUMAN INGENUITY, CREATIVITY + MACHINE LEARNING TO CREATE A PERFECT BRA FOR YOU

Biometric Bra Technology - BBT

- Wearable sensors with wireless capabilities, will be developed to precisely detect physiological signals such as volume, friction, movement & density
- Sensors will be developed and validated in a low-cost, user-friendly, wearable system for the data measurements required to create a 3D avatar
- Intelligent Biometric Bra Garment Model
- Integrated Biometric Bra Fabric Sensor Circuitry

Virtual Twin Technology

- In our model, we create a 3D Avatar from the 3D scanning and sensor data that shows the customer their body with various bra options
- Physical and Virtual Twin Technology Platform
- Virtually Customized Bra Design Innovation for Global Bra Apparel Consumers

Custom + Perfect Fit Bra Technology

- Our "Digital Bra Fitter" allows the customer to create a bra that is perfectly sized to their dimensions and fit choices
- Disruptive Real-Time Bra Data and Continuous Analytics Platform
- The proposed wearable sensors in combination with the 3D virtual scanner (TBD) creates a comprehensive data acquisition system, providing an automated tool for the Digital AI Bra Fitter experience
- Leveraging the power of Generative AI (having customer's "assist" in the design of their custom bra)

SS PLAN

PHASE TWO | END USER EXPERIENCE BUILD





BUSINE

ADDITIONAL INVESTMENT IN SCANNING/SENSOR BUILD

- Determine if we "buy/build" iPhone/ Android visual scanning technology
- Make additional enhancements in sensor technology
- Enhance customer facing app
- Build out end-user experience tools
- Invest in customer experience/ journey tools

AI/ML VIRTUAL BRA FITTING BUILD OUT/ 3D RENDERING TO CUSTOMER

- Train our AI/ML with professional bra fitters
- Build "see before you buy" technology
- Build tools to walk the customer through the design of their custom fitting bra
- Virtual Twin technology development
- Build the "Digital AI Bra Fitter"

DEVELOP AUTOMATED PRODUCTION
When Customer Confirms They Want to Purchase

- Work on automation of build process
- "Click to buy" activates automated production
- Workout logistics and build efficiently in shipping/fulfillment process
- Consult with bra designers to enhance product



TRUMEASURE

BUSINESS PLAN



PHASE THREE
GROWTH & MARKETING / ADVERTISING GTM

MEASURE

TRUMEASURE FOUNDERS



Karen Goodwin, DO
Founder

A Breast Surgeon with a Vision to Improve Women's Lives

Dr. Karen Goodwin is a surgeon who specializes in breast diseases. Her focus is breast conservation using oncoplastic techniques, which aim to remove cancer while preserving breast appearance and function. She performs these techniques – including hidden scar methods and nipple-sparing mastectomies – with colleagues in reconstructive surgery. Goodwin earned her medical degree from Touro University College of Osteopathic Medicine. After completing a general surgery residency at MercyOne Des Moines Medical Center, she completed a fellowship in breast surgical oncology at MedStar Washington Hospital Center. Goodwin is a fellow of the American College of Surgeons and a member of the American Society of Breast Surgeons.



Malcolm Goodwin
Co-Founder

A Visionary Technopreneur and Tech Innovator

Malcolm Goodwin is a visionary technopreneur and innovator, whose journey is marked by a series of remarkable startup triumphs. As the co-founder of Benefits Communications Group, he achieved $1.5 million in revenue within just 18 months, boasting a clientele including Walmart and Daimler Chrysler. The founder of Promise IT Solutions, he rapidly secured over $1 million in revenue within the initial 24 months. During his tenure at World Wide Technology, Malcolm orchestrated $200 million+ in revenue, spearheading transformative projects for clients such as Gap Inc. and Visa. His role as President of ConSol USA, Inc. significantly escalated the start-up's valuation from $8 million to $100 million. A tireless advocate for innovation and entrepreneurship, Malcolm Goodwin's journey continues to leave an indelible mark on the tech landscape.

TRUMEASURE

LEADERS



Debbie Hofmann
Chief Growth & Strategy Officer



Donald Stewart
Techinal Service & Manufacturing Advisor

TRUMEASURE L



Former SVP, VS&Co
& Mast Global

A Retail Transformation
Visionary & Tech Innovator

Debbie Hofmann is an extraordinary visionary in the world of retail, consistently pushing boundaries with her passion for product innovation and a commitment to delivering unparalleled customer experiences. Her career spans diverse leadership roles across vertical retail brands, where she's carved a path marked by transformation and tech innovation. From reshaping merchandising to revolutionizing global operations, Debbie's entrepreneurial spirit has been the driving force behind her success. At the forefront of her achievements lies her work at Victoria's Secret, where she masterminded a pioneering multi-year roadmap, propelling the brand into a new era of technology-driven retail. Under her guidance, the product development and brand operating model was reimagined, unlocking unprecedented levels of operational efficiency and agility. Debbie's ability to seamlessly fuse innovation, sustainability, and technology has positioned her as a true pioneer.



Retired SVP, Victoria's Secret

Trailblazing Bra Design Innovator

Donald Stewart was the Senior Vice President of Victoria's Secret, a visionary leader whose career spanned two decades of profound contributions to the fashion industry. Renowned for his commitment, Stewart pioneered advancements in women's fit in bras that transformed the brand, setting new standards. Under his guidance, Victoria's Secret evolved to offer an extensive range, incorporating cutting-edge technologies and designs that catered to diverse body types. Beyond his role and through mentorship, Stewart priortized advocacy for gender equality and body positivity, solidifying his legacy as a catalyst for positive change in the lingerie world and beyond.

TRUMEASURE

TRUMEASURE LEADERS



Karl A. Simmons
Head of Product
Development

A Technological Visionary
and Entrepreneurial
Dynamo

Karl A. Simmons is an accomplished figure at the intersection of entrepreneurship and technology innovation. With over two decades of experience, he has become a trailblazer known for his visionary leadership and exceptional skills in high-availability systems architecture, strategic IT planning, and business process re-engineering. As the visionary force behind GridSpeak Corporation, he raised over $6 million in venture capital to pioneer an energy market visualization platform, achieving profitability within a short timeframe and securing utility patents that underscore his innovation prowess. His journey stands as a testament to the transformative power of technology and strategic insight.



Ralph Beaudouin
Sensor Design

An IoT and Sensor
Design Expert

Ralph Beaudouin is a seasoned entrepreneur and visionary leader with over 20 years of experience in cross-functional global leadership, innovative design, and mentorship. With a steadfast commitment to tangible innovation, he has successfully guided multiple startups to achieve impressive fundraising and acquisition milestones, totaling over $30M. Ralph's exceptional eye for detail and excellence has consistently resulted in first-pass design success. His expertise spans technical ideation, IoT and sensor design, analog/mixed signal CMOS IC design, data converters, and seamless system integration. Notably, he holds a series of patents in diverse technological areas, from image sensors with noise reduction to clock frequency references and reference signal generators. Ralph Beaudouin's relentless pursuit of innovation is a testament to his impact on the entrepreneurial landscape.



David Starling
Head of Firmware
Development

An Embedded Firmware,
IoT, Wearables, Product
Development Expert

David Starling is a visionary entrepreneur leading the charge in product and firmware development. As President of Sturnus, Inc., he pioneers consulting services, specializing in groundbreaking STM32-based solutions for Air Purification Systems and Automotive Telematics Applications. With over 5 years at the helm, David excels in building agile teams and delivering cutting-edge products to market. His expertise extends to Starling Consulting, where he's honed his craft for 8 years, shaping firmware solutions for embedded devices. From Bluetooth innovations to IoT advancements with embedded Linux, David's journey showcases his unwavering commitment to pushing the boundaries of technology.

TRUMEASURE